Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

Additional Information

This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra Industries Inc. (“Terra”), CF Industries Holdings, Inc. (“CF Industries”) and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) on April 7, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on April 7, 2009. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries’ proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

*****

On August 31, 2009, CF Industries Holdings, Inc. filed the following complaint in Maryland’s Circuit Court for Baltimore City:

CF COMPOSITE, INC.,	*	IN THE
4 Parkway North
Suite 400	*	CIRCUIT COURT
Deerfield, Illinois 60015-2590
	*	FOR
Plaintiff,
	*	BALTIMORE CITY
v.
	*	Case No.
TERRA INDUSTRIES INC.,
United States Corporation Company	*
1123 North Eutaw Street
Baltimore, Maryland 21201	*

Defendant.	*

SERVE ON:	*
United States Corporation Company
1123 North Eutaw Street	*
Baltimore, Maryland 21201

*              *              *              *              *              *              *              *              *              *              *              *

COMPLAINT

Plaintiff CF Composite, Inc. (“CF Composite”), by its undersigned attorneys, hereby files this complaint against Terra Industries Inc., a Maryland corporation (“Terra”), and alleges as follows:

NATURE OF THE ACTION

1.             Plaintiff brings this action for declaratory, injunctive, and other equitable relief to require Terra to hold its annual meeting of stockholders, as required by the Maryland General Corporation Law.

2.             The action arises in the context of a series of proposals by CF Industries Holdings, Inc. (“CF Holdings”) to consummate a business combination with Terra. CF Holdings made its initial proposal for a business combination with Terra in January 2009, and has since increased its proposed consideration in the transaction. The transaction proposed by CF Holdings stands to give Terra stockholders a substantial premium for their shares. Terra, however, has repeatedly rejected CF Holdings’ proposals.

3.             Soon after Terra rejected CF Holdings’ initial proposal in January 2009, CF Composite, a subsidiary of CF Holdings and stockholder of Terra, submitted nominees for a vote at Terra’s 2009 annual meeting of stockholders. At the annual meeting, the terms of three Terra directors will expire, and new directors will be elected.

4.             Since CF Composite submitted its nominees, Terra has refused to hold its annual meeting, avoiding a stockholder vote on CF Composite’s nominees to the Terra board. At the time that CF Composite submitted its nominees, Terra’s bylaws required that Terra hold its annual stockholders meeting each year on a date between April 15 and May 15. In 2008, Terra held its annual meeting of stockholders on May 6, 2008, and for at least five years before that, Terra held its annual meetings in either April or May. When this time period arrived in 2009, however, Terra amended its bylaws to eliminate the requirement that the corporation hold a meeting of stockholders between April 15 and May 15. Terra did not hold its annual meeting in that time period in 2009, and, as of the filing of this complaint, nearly sixteen months after its last annual meeting and only four months until the end of its fiscal year, Terra still has not held its 2009 annual meeting and has not even announced when it will do so.

5.             Terra’s failure to hold its annual meeting of stockholders in May 2009 and the ongoing refusal of Terra to schedule and hold its annual meeting violate the Maryland General Corporation Law, and thwart the statutory right of the stockholders to vote on directors.

6.             By this action, CF Composite, as a stockholder of Terra, seeks to compel Terra to hold its annual meeting of stockholders as soon as is reasonably possible.

Plaintiff therefore requests that the Court order declaratory and mandatory injunctive relief requiring that Terra immediately schedule and hold, as soon as reasonably possible, its stockholder meeting. Unless this Court orders such relief, Terra may continue in its refusal to hold an annual meeting, in violation of Maryland law. Even if Terra acted now to schedule its annual meeting, the meeting realistically could not be held for approximately 40 days, at minimum.

JURISDICTION AND VENUE

7.             This Court has jurisdiction over this action pursuant to § 1-501 of the Courts and Judicial Proceedings Article of the Maryland Code. Md. Code Ann., Cts. & Jud. Proc. § 1-501.

8.             This Court has jurisdiction to declare rights, status, and other legal relations in this action pursuant to § 3-403 of the Courts and Judicial Proceedings Article of the Maryland Code. Md. Code Ann., Cts. & Jud. Proc. § 3-403.

9.             Venue is proper in this Court pursuant to §§ 6-201 and 6-202 of the Courts and Judicial Proceedings Article of the Maryland Code. Md. Code Ann., Cts. & Jud. Proc. §§ 6-201 and 6-202.

PARTIES

10.           Plaintiff CF Composite is the record owner of 1,000 shares of the common stock of Terra. CF Composite is a direct, wholly-owned subsidiary of CF Industries, Inc. (“CF Industries”), which is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries in turn is a direct, wholly-owned subsidiary of CF Holdings.

11.           Defendant Terra is incorporated in Maryland, and its principal place of business is in Sioux City, Iowa. Terra is a producer and marketer of nitrogen products, serving agricultural and industrial markets.

RELEVANT FACTS

12.           On January 15, 2009, CF Holdings sent a letter to Terra proposing to enter into a business combination between CF Holdings and Terra, whereby CF Holdings would acquire all outstanding common shares of Terra at a fixed exchange ratio of 0.4235 shares of CF Holdings common stock for each common share of Terra. This proposal offered Terra stockholders a premium of 34% based on the 30-day volume weighted average prices for the shares of the two companies, and a 29% premium based on the 10-day volume weighted average. The proposal also represented a 23% premium over the closing price of Terra shares on January 15, 2009. The proposal valued Terra at approximately $2.1 billion.

13.           On January 28, 2009, Terra announced that it had declined the proposal from CF Holdings.

14.           On February 3, 2009, CF Holdings announced that CF Composite had given notice to Terra, in accordance with Terra’s bylaws, in which CF Composite nominated three independent directors to replace three members of the Terra board at Terra’s 2009 annual meeting of stockholders. CF Holdings also announced its intention to commence an exchange offer for all outstanding shares of Terra common stock.

15.           On February 23, 2009, CF Holdings commenced its exchange offer for all outstanding shares of Terra common stock.

16.           On March 5, 2009, Terra filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, recommending that Terra stockholders reject CF Holdings’ exchange offer.

17.           On March 9, 2009, CF Holdings sent a letter to Terra reaffirming its intent to pursue a business combination with Terra. The letter stated that CF Holdings would be prepared to enter into a negotiated merger agreement with Terra on terms providing for an exchange ratio based on $27.50 for each Terra share, with an exchange ratio of not less than 0.4129 shares of CF Holdings common stock and not more than 0.4539 shares of CF Holdings common stock. The $27.50 per share represented nearly a 70% premium to Terra’s stock price before CF Holdings made its initial proposal on January 15, 2009.

18.           On March 11, 2009, Terra sent a letter to CF Holdings announcing that it had decided to reject CF Holdings’ revised March 9, 2009, proposal.

19.           On March 12, 2009, CF Holdings announced that it had filed preliminary proxy materials with the SEC in connection with CF Composite’s nomination of independent directors to replace three members of Terra’s board of directors at Terra’s 2009 annual stockholders meeting. CF Holdings noted in its press release that, since the initial January 15, 2009, proposal, Terra’s stock price had increased by over 50%.

20.           On March 23, 2009, CF Holdings issued a press release reaffirming its commitment to a business combination with Terra and announcing that CF Holdings was prepared to increase its offer to an exchange ratio based on $30.50 for each Terra share, the exchange ratio to be not less than 0.4129 shares of CF Holdings common stock and not more than 0.4539 shares of CF Holdings common stock. The $30.50 per Terra share price represented a premium of more than 85% over the closing price of Terra shares on January 15, 2009.

21.           Also on March 23, 2009, CF Holdings filed a revised preliminary proxy statement with the SEC with respect to soliciting proxies to vote in favor of the election of CF Composite’s nominees at Terra’s 2009 annual stockholders meeting.

22.           On March 24, 2009, Terra sent a letter to CF Holdings announcing that it had decided to reject CF Holdings’ revised March 23, 2009, proposal.

23.           On April 14, 2009, CF Holdings sent a letter to Terra that made inquiry regarding Terra’s failure to announce an annual meeting: “We also note that, although your by-laws require you to hold your annual meeting no later than May 15, you have not announced the time and place of your meeting. We would appreciate an explanation as to why you have not yet announced your meeting arrangements.”

24.           Also on April 14, 2009, Terra announced that it had modified its bylaws to eliminate the requirement that the annual meeting be held between April 15 and May 15. Terra’s amended bylaws state that an annual meeting of stockholders shall be held on such day of each calendar year as shall be designated by the Terra board. Although Terra has filed preliminary proxy materials with the SEC that refer to a 2009 annual meeting of stockholders, no public statement by Terra has identified a time, date, or place for a meeting.

25.           On April 24, 2009, CF Holdings extended the expiration date of its exchange offer for all outstanding shares of Terra common stock to June 12, 2009. On May 22, 2009, CF Holdings extended the expiration date of the exchange offer to June 26, 2009. On June 19, 2009, CF Holdings extended the expiration date of the exchange offer to July 10, 2009.

26.           Also on June 19, 2009, CF Holdings received a standard, unqualified “no action” letter from the Canadian Competition Bureau confirming that the Commissioner of Competition does not intend to challenge CF Holdings’ proposed business combination with Terra.

27.           On July 6, 2009, CF Holdings extended the expiration date of its exchange offer for all of the outstanding shares of Terra common stock to August 7, 2009.

28.           On August 5, 2009, CF Holdings announced that its board of directors was prepared to increase its offer for a business combination with Terra to a fixed exchange ratio of 0.4650 shares of CF Holdings common stock per Terra common share. The proposal represented a premium of 35% over the exchange ratio on January 15, 2009, just prior to when the initial offer was made, and a 38% premium to the average exchange ratio over the one-year period prior to that offer. CF Holdings also announced that it had extended the expiration date of its exchange offer for all of the outstanding shares of Terra common stock to August 21, 2009.

29.           Also on August 5, 2009, Terra issued a press release confirming receipt of a letter from CF Holdings setting forth an increased offer of 0.4650 shares of CF Holdings per Terra common share. Terra stated that its board of directors would consider the latest CF Holdings proposal at a meeting to be held prior to the end of the month.

30.           On August 6, 2009, CF Holdings announced that the premerger waiting period applicable to CF Holdings’ proposed business combination with Terra under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, had expired. With this expiration, CF Holdings satisfied the regulatory conditions regarding its proposed business combination with Terra.

31.           On August 21, 2009, CF Holdings extended the expiration date of its exchange offer for all outstanding shares of Terra common stock to August 31, 2009.

32.           On August 25, 2009, Terra sent a letter to CF Holdings announcing that it had decided to reject CF Holdings’ August 5, 2009, proposal.

33.           Also on August 25, 2009, CF Holdings issued a press release stating that it was confident that Terra stockholders would show their support for the proposed transaction by voting for CF Composite’s nominees at Terra’s annual meeting of stockholders.

34.           CF Holdings’ exchange offer to acquire all outstanding shares of Terra common stock will expire on August 31, 2009, at 5:00 p.m., Eastern time.

CLAIMS FOR RELIEF

Count I

(For Declaratory Relief)

35.           Plaintiff incorporates paragraphs 1 through 34 as if fully alleged herein.

36.           There is a present and actual controversy between CF Composite, as a stockholder, and Terra. As a stockholder, CF Composite is entitled to have Terra hold an annual meeting of its stockholders as required by Maryland law. Terra has failed and refused to hold or even schedule its 2009 annual meeting of stockholders. Accordingly, CF Composite seeks, and is entitled to, a declaration that Terra must hold its annual meeting as soon as is reasonably possible.

37.           With certain exceptions not applicable here, Maryland law requires that all Maryland corporations hold annual meetings of their stockholders to elect directors. Specifically, § 2-501 of the Maryland General Corporation Law provides: “Each corporation shall hold an annual meeting of its stockholders to elect directors and transact any other business within its powers.” Md. Code Ann., Corps. & Ass’ns § 2-501(a).

38.           An actual controversy between CF Composite and Terra exists regarding Terra’s obligation, as a Maryland corporation, to hold its annual meeting of stockholders. CF Composite asserts that the annual meeting requirement set forth in § 2-501 of the Maryland General Corporation Law required that Terra hold its annual meeting in May 2009, and now requires that Terra hold its annual meeting as soon as is reasonably possible. Terra, on the other hand, decided not to hold its annual meeting in May 2009, and has still not announced a date for its 2009 annual meeting.

39.           CF Composite respectfully requests that the Court enter a declaratory judgment, pursuant to the Maryland Uniform Declaratory Judgments Act, declaring (a)

that Terra is in violation of § 2-501 of the Maryland General Corporation Law for failing to hold its annual meeting in May 2009, and (b) that Terra is required by § 2-501 to hold its 2009 annual meeting as soon as is reasonably possible. Md. Code Ann., Cts. & Jud. Proc. § 3-409(a).

Count II

(For Mandatory Injunctive Relief)

40.           Plaintiff incorporates paragraphs 1 through 39 as if fully alleged herein.

41.           By failing to schedule and hold an annual meeting of stockholders to elect new directors in May 2009, Terra has violated § 2-501 of the Maryland General Corporation Law. Terra continues to violate § 2-501 by refusing to schedule and hold its annual meeting.

42.           Terra has given no indication that it is in the process of scheduling its annual meeting or that the annual meeting will be scheduled and held without further delay. Section 2-504 of the Maryland General Corporation Law requires that shareholders receive at least ten days’ advance notice of an annual meeting. In addition, Exchange Act Rule 14a-13(a)(3) generally requires a broker search to be conducted at least 20 business days in advance of the record date for an annual meeting. Under the rules of the New York Stock Exchange (“NYSE”), the exchange on which Terra’s shares are traded, Rule 401.01 requires that the Exchange be given notice of the record date for an annual meeting at least ten days prior to the record date. NYSE Rule 401.03, in turn, recommends that a minimum of thirty days pass between the record date for an annual meeting and the date of the meeting itself. Accordingly, even if Terra acted now to schedule its annual meeting, the meeting realistically could not be held for approximately forty days at the earliest.

43.           As a remedy to redress Terra’s violation of § 2-501, the Court should enter an order compelling Terra to hold the annual meeting of stockholders and to conduct the election of directors. Terra should be compelled to take these actions as promptly as is reasonably possible.

WHEREFORE, plaintiff respectfully requests that this Court award the following relief:

A.            Enter a declaratory judgment, declaring that Terra has violated § 2-501 of the Maryland General Corporation Law by failing to hold its annual stockholder meeting in May 2009, and is required by Maryland law to hold its annual stockholder meeting as soon as is reasonably possible.

B.            Enter a mandatory injunction, or in the alternative a writ of mandamus, compelling Terra to hold a meeting of the stockholders at which an election of directors will be held. The Court should direct Terra to schedule this meeting immediately and hold the meeting as soon as is reasonably possible.

C.            Award any other relief to CF Composite that this Court deems appropriate.

Respectfully submitted,

/s/ G. Stewart Webb, Jr.
G. Stewart Webb, Jr.
Venable LLP
750 East Pratt Street
Suite 900
Baltimore, Maryland 21202
(410) 244-7400
(410) 244-7742 (fax)
Attorneys for CF Composite, Inc.

Of Counsel:

Matthew R. Kipp

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL  60606

Edward P. Welch

Edward B. Micheletti

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

P.O. Box 636

Wilmington, Delaware  19899